UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number……3235-0058
Washington, D.C. 20549	Expires:……August 31, 2015
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FORM 12b-25/A	SEC FILE NUMBER
333-143630

NOTIFICATION OF LATE FILING	CUSIP NUMBER
(Amendment No. 1)	74914H102

(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Quture International, Inc.

Former Name if Applicable:

Techs Loanstar, Inc.

Address of Principal Executive Office (Street and Number):

200 Magnolia Avenue

City, State and Zip Code:

Daytona Beach, Florida 32114

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quture International, Inc. was unable to timely file its Annual Report on Form 10-K for the year ending April 30, 2013 because the Company needs additional time to correctly complete accounting for the development of its software product. During this fiscal year, software development transitioned from product envisioning and design phase to writing code, testing, and performance of a formal clinical trial with accounting for these items to most likely be booked as capital investments. Careful consideration of these and related legal matters, specifically including ramifications for filing patent applications to protect intellectual property prior to sales and installations of certain portions of the code, are necessary to properly complete the consolidated statements, accounting and audit for final review of the Form 10-K. Analysis of previously reported debt is under further review, and documentation of that debt cannot be properly audited within the automatic extension period previously filed on July 29, 2013. As a result, Quture could not complete it financial closing process prior to July 29, 2013 and again prior to August 13, 2013.

Quture currently anticipates that the Form 10-K for the year ended April 30, 2013 will be filed as soon as practicable and no later than September 30, 2013.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

G. Landon Feazell	386	944-2660
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑      . No ☐ .

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐      . No ☑ .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Quture International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 13, 2013

By /s/ G. Landon Feazell

Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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